                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ---------------------

      (Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

            FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

            For the transition period from __________ to _________.

            COMMISSION FILE NUMBER: 1-4188

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           RUBBERMAID RETIREMENT PLAN FOR COLLECTIVELY BARGAINED ASSOCIATES

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            NEWELL RUBBERMAID INC.
            10B GLENDALE PARKWAY
            SUITE 600
            ATLANTA, GA 30328

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

      1.    Report of Independent Registered Public Accounting Firm

      2.    Statement of Assets Available for Benefits

      3.    Statement of Changes in Assets Available for Benefits

      4.    Notes to Financial Statements

      5.    Supplemental Schedule

Exhibits.   The following exhibits are filed as a part of this annual report:

            Exhibit 23.1 Consent of Ernst & Young LLP

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              RUBBERMAID RETIREMENT PLAN
                                              FOR COLLECTIVELY BARGAINED
                                              ASSOCIATES

Date: June 25, 2004                           /s/ Tom Nohl
                                              ----------------------------
                                              Tom Nohl, Member,
                                              Plan Administrative Committee

Financial Statements and Supplemental Schedule

Rubbermaid Retirement Plan for
Collectively Bargained Associates

December 31, 2003 and 2002 and year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

                         Rubbermaid Retirement Plan for
                        Collectively Bargained Associates

                 Financial Statements and Supplemental Schedule

           December 31, 2003 and 2002 and year ended December 31, 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.................................................     1

Financial Statements

Statements of Assets Available for Benefits.............................................................     2
Statement of Changes in Assets Available for Benefits...................................................     3
Notes to Financial Statements...........................................................................     4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........................................    10

             Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
   Rubbermaid Retirement Plan for
   Collectively Bargained Associates

We have audited the accompanying statements of assets available for benefits of the Rubbermaid Retirement Plan for Collectively Bargained Associates as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                        Ernst & Young, LLP
Chicago, Illinois
May 21, 2004

                         Rubbermaid Retirement Plan for
                        Collectively Bargained Associates

                   Statements of Assets Available for Benefits


                                                                DECEMBER 31
                                                           2003            2002
                                                           ----            ----
ASSETS
Interest in Newell Rubbermaid Master Trust              $49,972,578     $47,515,719
Investments                                              42,210,076      35,156,516

Contributions receivable:
   Employer                                               1,975,065       2,770,258
   Participant                                              187,863         332,216
                                                        -----------     -----------
Total receivables                                         2,162,928       3,102,474
                                                        -----------     -----------
Assets available for benefits                           $94,345,582     $85,774,709
                                                        ===========     ===========

See accompanying notes.

                         Rubbermaid Retirement Plan for
                        Collectively Bargained Associates

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2003

ADDITIONS
Investment income:
   Net investment income from Newell Rubbermaid Master Trust               $  2,155,739
   Interest and dividends                                                       602,561
   Net appreciation in fair value of investments                              8,038,927
Contributions:
   Employer                                                                   1,975,065
   Participant                                                                  187,863
                                                                           ------------
Total additions                                                              12,960,155

DEDUCTIONS
Benefits paid to participants                                                 4,312,780
Administrative expenses                                                          76,502
                                                                           ------------
Total deductions                                                              4,389,282
                                                                           ------------
Net increase                                                                  8,570,873
Assets available for benefits - Beginning of year                            85,774,709
                                                                           ------------
Assets available for benefits - End of year                                $ 94,345,582
                                                                           ============

See accompanying notes.

                         Rubbermaid Retirement Plan for
                        Collectively Bargained Associates

                          Notes to Financial Statements

                          Year ended December 31, 2003

1.    DESCRIPTION OF THE PLAN

The following description of the Rubbermaid Retirement Plan for Collectively Bargained Associates (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution, profit-sharing plan covering collectively bargained associates of the United Steelworkers of America, Rubber/Plastic Industry Conference Local 302, located at the Wooster, Ohio, facility of Newell Rubbermaid, Inc. (the Company). Participation in the Plan begins upon completion of one year of eligibility service, which is defined as 1,000 hours of service with the Company within a 12-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

CONTRIBUTIONS

Annual contribution rates are defined by the Plan. During 2003 and 2002, the Company contributed to the Plan an amount equal to 10% and 14%, respectively, of the eligible compensation earned by the Plan's participants. A participant must be employed by the Company at the end of the Plan year or complete at least 1,000 hours during the Plan year in order to be eligible to receive a Company contribution, subject to limited exceptions.

Eligible employees may elect to receive 25% of the Company contribution as a cash bonus payment or have that amount, up to the maximum amount permitted by the Internal Revenue Service (IRS), contributed to the Plan as a salary deferral contribution.

PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and an allocation of:
(a) the Company's contribution, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         Rubbermaid Retirement Plan for
                        Collectively Bargained Associates

                    Notes to Financial Statements (continued)

1.    DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their salary deferral contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based upon a seven-year graduated vesting schedule. A participant becomes 100% vested after completing seven years of service. Upon death, disability, or attainment of age 65, participants become 100% vested regardless of years of service. Forfeited balances of terminated participants' nonvested accounts are reallocated among the accounts of eligible participants. Forfeitures of $57,242 and $102,379 were unallocated at December 31, 2003 and 2002, respectively.

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2003, ranged from 5% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

A participant is eligible to receive a distribution upon termination of employment, death, disability, or retirement. The form of payment may be a lump-sum cash payment, periodic payments in such amounts as elected by the participant, or a combination thereof. Benefits are recorded when paid.

INVESTMENT OPTIONS

All investments are participant-directed. Participants may elect direct contributions to the Plan to one or more of the Plan's investment funds. Participants may change their investment options or reallocate their investment balances on a daily basis.

                         Rubbermaid Retirement Plan for
                        Collectively Bargained Associates

                    Notes to Financial Statements (continued)


2.    SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for investment contracts, which are valued at contract value, the Plan's investments are stated at fair value, which for mutual funds and common stock equals the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES

All normal costs and expenses of administering the Plan and trust are paid by the Plan's participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant's individual account.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation.

                         Rubbermaid Retirement Plan for
                        Collectively Bargained Associates

                    Notes to Financial Statements (continued)

3.    INVESTMENTS

During 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                              NET REALIZED AND
                                 UNREALIZED
                            APPRECIATION IN FAIR
                            VALUE OF INVESTMENTS
                            --------------------
Common stock                    $   271,387
Mutual funds                      7,767,540
                                -----------
                                $ 8,038,927
                                ===========

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                        DECEMBER 31
                                                    2003              2002
                                                    ----              ----
Spartan US Equity Index Fund                    $16,459,080       $13,625,139
Fidelity Magellan Fund                            6,480,621         5,729,057

4.    MASTER TRUST FINANCIAL INFORMATION

Certain of the Plan's investments are held in the Newell Rubbermaid Master Trust (Master Trust) along with the investments of another Company-sponsored plan, the Newell Rubbermaid 401(k) Savings Plan.

The Master Trust consists of the Stable Value Fund, which invests primarily in guaranteed investment contracts and synthetic guaranteed investment contracts. The fund also includes a short-term interest fund in the amount of $5,219,537 and $10,622,209 at December 31, 2003 and 2002, respectively. The fund is included in the financial statements at contract value as reported by the respective insurance companies. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses.

                         Rubbermaid Retirement Plan for
                       Collectively Bargained Associates

                   Notes to Financial Statements (continued)

4.    MASTER TRUST FINANCIAL INFORMATION (CONTINUED)

The blended crediting interest rate for the fund was 4.02% and 4.97% as of December 31, 2003 and 2002, respectively. The fund's blended rate of return for the 2003 year was 4.43%.

The crediting rates are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

Fidelity Management Trust Company serves as trustee for the assets of the Master Trust.

Each participating plan has an undivided interest in the Master Trust. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 21.1% and 31.4%, respectively. Investment income and expenses are allocated among the participating plans based upon the value of the participant accounts attributed to each plan.

The Master Trust investments at December 31 are as follows:

                                                        2003                2002
                                                        ----                ----
Investments at contract value:
  Stable Value Fund                                  $236,357,098       $224,911,951

Investment income for the Master Trust for the year ended December 31, 2003, is as follows:

Interest and dividends                                               $10,420,651

The contract values and fair values of investment contracts included in the Stable Value Fund as of December 31, 2003 and 2002, are as follows:

                                         CONTRACT VALUE                          FAIR VALUE
                                      2003               2002                2003               2002
                                      ----               ----                ----               ----
Guaranteed investment
   contracts                     $    9,284,462      $  65,335,005     $    9,882,826       $  65,335,005
Synthetic guaranteed
   investment contracts             221,853,099        148,954,737        229,869,690         139,486,885
                                 --------------      -------------     --------------       -------------
                                 $  231,137,561      $ 214,289,742     $  239,752,516       $ 204,821,890
                                 ==============      =============     ==============       =============

                         Rubbermaid Retirement Plan for
                       Collectively Bargained Associates

                   Notes to Financial Statements (continued)

4.    MASTER TRUST FINANCIAL INFORMATION (CONTINUED)

Included in the fair value of synthetic guaranteed investment contracts as of December 31, 2003 and 2002, are wrapper contracts with an estimated fair value of $8,016,591 and $(9,467,852), respectively. The wrappers guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

5.    RELATED PARTY TRANSACTIONS

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan. All other costs are paid out of the Plan's assets, except to the extent the Administrative Committee elects to have such expenses paid directly by the Company.

6.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the collective bargaining agreement and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.    INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated February 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the application requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

8.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                              Supplemental Schedule

                         Rubbermaid Retirement Plan for
                        Collectively Bargained Associates

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2003

                Identity of Issue                                                  CURRENT VALUE
                -----------------                                                  -------------
INVESCO Dynamics Fund - Investor Class                                             $   4,450,275
Newell Rubbermaid Inc. common stock*                                                   1,144,197
Fidelity Puritan Fund*                                                                 2,180,713
Fidelity Magellan Fund*                                                                6,480,621
Fidelity Contrafund*                                                                   3,883,386
Fidelity Equity - Income Fund*                                                           935,597
Fidelity Diversified International Fund*                                               2,793,483
Fidelity Small Cap Independence Fund*                                                  1,272,819
Spartan US Equity Index Fund                                                          16,459,080
Fidelity US Bond Index Fund*                                                             966,201
Participant loans (various maturities, interest rates from 5% to 10.5%)                1,643,704
                                                                                   -------------
                                                                                   $  42,210,076
                                                                                   =============

*Party in interest.

                                      -2-